UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(Name of Issuer)

UNITS OF LIMITED PARTNERSHIP INTEREST
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(Title of Class of Securities)

none or unknown
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(CUSIP Number)

September 15, 2017
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
(Date of Event Which Requires Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]     Rule 13d‑1(b)

        [X]     Rule 13d‑1(c)

        [ ]     Rule 13d‑1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

                       (Continued on following pages(s))

                                SCHEDULE 13G

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

1)   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

MacKenzie Badger Acquisition Co. 4, LLC
MacKenzie Realty Capital, Inc.
MP Income Fund 12, LLC
MP Income Fund 14, LLC
MacKenzie Badger Acquisition Co., LLC
MPF DeWaay Fund 4, LLC
MPF DeWaay Fund 8, LLC
MPF Flagship Fund 14, LLC
MPF Income Fund 22, LLC
‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
2)   Check the Appropriate Box             (a)  [   ]
     if a Member of a Group
     (See Instructions)               (b)  [X]

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

3)   SEC Use Only

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

4)   Citizenship or Place of Organization

Reporting Person                        Citizenship or State

California, except MacKenzie Realty Capital, Inc., which is a Maryland corporation

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Number of Shares
Beneficially Owned
by Each Reporting
Person with :

(5) Sole Voting Power

206,892

(6)  Shared Voting Power

0

(7)  Sole Dispositive Power

206,892

(8)  Shared Dispositive Power

0

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

9)   Aggregate Amount Beneficially

     Owned by Each Reporting Person

206,892*

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

10)  Check if the Aggregate Amount                                          [   ]
     in Row 9 Excludes Certain
     Shares (See Instructions)

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

11)  Percent of Class Represented
     by Amount in Row 9                                                         6.3%

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

12)  Type of Reporting Person
     (See Instructions)

OO

‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

Item 1.
‑‑‑‑‑‑

     (a) and (b) The name of issuer as to whose securities this statement relates is Uniprop Manufactured Housing Communities Income Fund II (the "Issuer") a Michigan limited partnership.  Its principal business address is 280 Daines Street, Birmingham, Michigan 48009.

Item 2.
‑‑‑‑‑‑‑

     (a‑c)
The reporting persons are organized under the laws of the State of California, except MacKenzie Realty Capital, Inc., which is a Maryland corporation.  The principal address of the Reporting Persons is 1640 School Street, Moraga CA 94556.

(d‑e)  The subject securities are the issuer's units of limited partnership interest

Item 3. If this  statement is filed pursuant to Rules  13d‑1(b),  or 13d‑2(b) or (c) check whether the person filing is a:
‑‑‑‑‑‑

         (a‑j) Not applicable.

Item 4.  Ownership.
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑

MacKenzie Capital Management, LP is the manager of each of the entity Reporting Persons, and it has the power to direct the voting or disposition of the shares owned by the other Reporting Persons, although is not the beneficial owner of any shares.  MCM Advisers, LP (an affiliate of MacKenzie Capital Management, LP) is the investment adviser to MacKenzie Realty Capital, Inc. Each of the Reporting Persons disclaims beneficial ownership of the other Reporting Persons' shares pursuant to Rule 13d-4

Item 5.  Ownership of Five Percent or Less of a Class.
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

         Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑-------------
         Acquired the Security Being Reported on By the Parent Holding
         ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑-------------
         Company.
         ‑‑‑‑‑‑‑-----

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑
          Not applicable.

Item 9.   Notice of Dissolution of Group.
‑‑‑‑‑‑    ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

          Not applicable.

Item 10.  Certification.
‑‑‑‑‑‑‑   ‑‑‑‑‑‑‑‑‑‑‑‑‑

     By signing below,  the  undersigned  certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing the control of the issuer of the  securities  and were not  acquired and are not held in  connection  with or as a  participant  in any  transaction  having that purpose or effect.

SIGNATURES

          After  reasonable  inquiry and to the best of the knowledge and belief of the undersigned,  we certify that the information set forth in this statement is true, complete and correct.

Date:  September 15, 2017

MacKenzie Badger Acquisition Co. 4, LLC
MP Income Fund 12, LLC
MP Income Fund 14, LLC
MacKenzie Badger Acquisition Co., LLC
MPF DeWaay Fund 4, LLC
MPF DeWaay Fund 8, LLC
MPF Flagship Fund 14, LLC
MPF Income Fund 22, LLC
By: MacKenzie Capital Management, LP, Manager

By:  _/s/ Chip Patterson______________________________________
Chip Patterson, Managing Director

MacKenzie Realty Capital, Inc.
By:  _/s/ Chip Patterson______________________________________
Chip Patterson, Secretary